UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

ESCALADE, INCORPORATED

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

296056-10-4

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13G

CUSIP No. 296056-10-4	Page 2 of 5 Pages

1

NAME OF REPORTING PERSON

S.S. or I.R.S. Identification No. of Above Person

The Guagenti Family Limited Partnership and Charmenz Guagenti filing together and as a group, but each disclaiming any rights in the holdings of the other. Mrs. Guagenti previously filed as a group with her late husband, whose shares are now beneficially owned by the partnership or by Mrs. Guagenti.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,007,843
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,007,843
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

The Guagenti Family Limited Partnership owns 978,556 shares. Charmenz Guagenti owns 372,830 of those shares by virtue of her partnership interests therein and she is a managing member of the partnership. Mrs. Guagenti also owns 29,287 shares in her directed IRA, or as Trustee or as beneficiary.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* None.
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Charmenz Guagenti, individually and as Trustee and as beneficiary, owns .20% of the common stock of the Issuer. The Guagenti Family Limited Partnership owns 6.78% of the common stock of the Issuer. Together they own an aggregate of 6.98% of the common stock of the Issuer.

12	TYPE OF REPORTING PERSON* PN, IN

13G

CUSIP No. 296056-10-4	Page 3 of 5 Pages

ITEM 1

(a)	NAME OF ISSUER: Escalade, Incorporated

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

817 Maxwell Avenue
Evansville, IN 47711

ITEM 2

(a)	NAME OF PERSON FILING: The Guagenti Family Limited Partnership and Charmenz Guagenti

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

2641 N. Cullen Avenue

Evansville, IN 47715

(c)	CITIZENSHIP: All reporting persons on this Schedule 13G are American citizens.

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, no par value

(e)	CUSIP NUMBER: 296056-10-4

ITEM 3

This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b). This statement is filed pursuant to Rule 13d-1(c) ☑ ..

ITEM 4

OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED:

The Guagenti Family Limited Partnership owns 978,556 shares. Charmenz Guagenti owns 372,830 of those shares by virtue of her partnership interests therein and she is a managing member of the partnership. Mrs. Guagenti also owns 29,287 shares in her directed IRA, or as Trustee or as beneficiary.

13G

CUSIP No. 296056-10-4	Page 4 of 5 Pages

(b)	PERCENT OF CLASS:

Charmenz Guagenti, individually and as Trustee and as beneficiary, owns .20% of the common stock of the Issuer. The Guagenti Family Limited Partnership owns 6.78% of the common stock of the Issuer. Together they own an aggregate of 6.98% of the common stock of the Issuer.

(c)	(i)	SOLE VOTING POWER: 1,007,843

(ii)	SHARED VOTING POWER: -0-

(iii)	SOLE DISPOSITIVE POWER: 1,007,843

(iv)	SHARED DISPOSITIVE POWER: -0-

ITEM 5

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY

WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE

PARENT HOLDING COMPANY:

Not Applicable

ITEM 8

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

13G

CUSIP No. 296056-10-4	Page 5 of 5 Pages

ITEM 9

NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10

CERTIFICATION

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019	THE GUAGENTI FAMILY LIMITED PARTNERSHIP

/s/ CHARMENZ GUAGENTI
CHARMENZ GUAGENTI, MANAGING MEMBER
/s/ CHARMENZ GUAGENTI
CHARMENZ GUAGENTI